November 5, 2018

George J. Schultze
Chief Executive Officer and President
Schultze Special Purpose Acquisition Corp.
800 Westchester Avenue, Suite 632
Rye Brook, NY 10573

       Re: Schultze Special Purpose Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted October 9, 2018
           CIK No. 0001754824

Dear Mr. Schultze:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted October 9, 2018

The Offering, page 6

1. Please discuss here that the warrant agreement requires the approval by the holders of at least 50% of the then outstanding warrants, including the private placement warrants, in order to make any change that adversely affects the interests of the registered holders, which represents 19.7% of the public warrants.
2. In your conflicts of interest discussion on page 15 please disclose that your amended and restated certificate of incorporation will provide that you renounce your interest in any corporate opportunity offered to any director or officer unless such opportunity is
 George J. Schultze
FirstName LastNameGeorge J. Schultze
Schultze Special Purpose Acquisition Corp.
Comapany 5, 2018
November NameSchultze Special Purpose Acquisition Corp.
November 5, 2018 Page 2
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FirstName LastName
         expressly offered to such person solely in his or her capacity as a director or officer of your company.
Risk Factors, page 18

3. Please add a risk factor describing the risk that the low acquisition cost of the founders'
         shares creates an economic incentive whereby your chairman could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. We note that you have risk factor disclosure addressing the separate risk that the founder shares will be worthless if you do not complete an initial business combination.
Proposed Business
Fair Market Value of Target Business, page 54

4. Please revise your disclosure throughout the prospectus to clarify, if true, that the 80%
         fair market value requirement would no longer apply if you are delisted from NASDAQ.
Description of Securities
Warrants
Public Stockholders' Warrants, page 79

5. Please clarify here the "specified period" following the consummation of your initial business combination during which cashless exercises might occur if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective.
General

6. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
7. We note disclosure on pages 36 and 82 of your prospectus that your amended and restated
         certificate of incorporation contains a forum selection provision naming the Court of
         Chancery in the State of Delaware as the exclusive forum for certain litigation, including
         "derivative actions." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
 George J. Schultze
Schultze Special Purpose Acquisition Corp.
November 5, 2018
Page 3

        You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk, Accounting Branch
Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                         Sincerely,
FirstName LastNameGeorge J. Schultze
                                                      Division of Corporation
Finance
Comapany NameSchultze Special Purpose Acquisition Corp.
                                                      Office of Transportation
and Leisure
November 5, 2018 Page 3
cc:       Jason Simon
FirstName LastName